AGENUS INC.

3 Forbes Road

Lexington, MA 02421

November 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Mary Beth Breslin

Irene Paik

Re:	Agenus Inc.

Registration Statement on Form S-3 (File No. 333-234333)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Agenus Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-234333) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on November 22, 2019, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume and Rachael Diament of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Rachael Diament of Ropes & Gray LLP, counsel to the Company, at (212) 596-9159.

Very truly yours,

AGENUS INC.

By:	/s/ Evan D. Kearns
Evan D. Kearns
VP & General Counsel